

March 21, 2013

<u>Via E-mail</u>
Kwan Yin Roy Kwong
Chief Executive Officer
Great China Mania Holdings, Inc.
Rm 1902, 19/F, Kodak House 2
Java Road, North Point, Hong Kong

>   **Re: Great China Mania Holdings, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed March 20, 2013**
>   **File No. 000-54446**

Dear Mr. Kwong:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. We note that Albert Wong & Co. was appointed on February 19, 2013, "following the dismissal of Madsen." However, you disclose that Madsen was dismissed March 19, 2013. Please tell us the circumstances under which new auditors were engaged prior to the previous auditor being dismissed. Your response should clearly address the timing of the change in auditors and confirm why the dates of hire and dismissal differ. Alternatively, please amend your 8-K to correct the discrepancy in the dates. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant